UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On January 9, 2015, Star Bulk Carriers Corporation (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) between Jefferies LLC and Morgan Stanley & Co. LLC, as representative of the other several underwriters listed in Schedule I thereto (collectively the “Underwriters”), and the Company, pursuant to which the Company agreed to sell 49,000,418 of its common shares (the “Shares”) in a registered offering under the Securities Act of 1933, as amended. The Company also agreed to grant a 30-day option to the Underwriters to purchase all or part of an additional 1,762,500 Shares.  The Underwriting Agreement contains customary indemnities and covenants.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached to this Current Report as Exhibit 1.1, and which is incorporated herein by reference.

Legal Opinion

In connection with the issuance of the Shares, the Company received an opinion of its Marshall Islands counsel, Seward & Kissel LLP, which is filed as Exhibit 5.1 hereto.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the opinion of Seward & Kissel LLP, a copy of which is included as Exhibit 5.1 to this Current Report on Form 6-K and which is incorporated herein by reference.

Closing Press Release

Attached as Exhibit 99.1 is a copy of the press release of Star Bulk Carriers Corp. dated January 14, 2015, titled Star Bulk Carriers Corp. Announces Closing of Primary Public Offering of 49,000,418 Common Shares.

This information contained in this Current Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-197886).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2015	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name
1.1	Underwriting Agreement, dated January 9, 2015, between Jefferies LLC and Morgan Stanley & Co. LLC, as representative of the other several underwriters listed in Schedule I thereto, and Star Bulk Carriers Corp.
5.1	Opinion of legality of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the Shares.
99.1	Press release of Star Bulk Carriers Corp. dated January 14, 2015, titled Star Bulk Carriers Corp. Announces Closing of Primary Public Offering of 49,000,418 Common Shares.